Exhibit 99.7

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with (a) the report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario” dated June 29, 2007, (b) the report entitled “Technical Report on the Uranium Exploration Properties in Mongolia” dated February 27, 2007, (c) the report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised on February 16, 2006, (d) the report entitled “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated January 31, 2007, (e) the report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006, (f) the report entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” dated June 1, 2005, as revised on February 14, 2006, (g) the report entitled “Technical Report on the Hairhan Uranium Exploration Property in Mongolia” dated March 23, 2011, (h) the report entitled the “Technical Report on a Mineral Resource Estimate Update for the Phoenix Uranium Deposits, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated June 17, 2014, (i) the report entitled the “Technical Report on a Mineral Resource Estimate for the Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated November 25, 2015, and (j) the report entitled the “Technical Report on the Falea Uranium, Silver and Copper Deposit, Mali, West Africa” dated October 26, 2015, and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 29, 2016

ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Deborah A. McCombe
Name:	Deborah A. McCombe, P. Geo.
Title:	President and CEO